UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 1)

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

MARRIOTT INTERNATIONAL, INC.
(Name of Issuer)

Common A Common Stock, $0.01 par value
(Title of Class of Securities)

             571903103
(CUSIP Number)

Ralph W. Hardy, Jr.
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C.  20036  (202) 776-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             December 31, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 571903103	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	20,027,993*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	20,027,993*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,027,993*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%**
14	TYPE OF REPORTING PERSON	CO

*  Consists of 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 2,904,028 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P., and 7,923,966 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**  The denominator is based on 311,626,205 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott International, Inc.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, L.P.. 52-1821926
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	20,027,993*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	20,027,993*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,027,993*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%**
14	TYPE OF REPORTING PERSON	PN

*  Consists of 9,199,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., 2,904,028 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P., and 7,923,966 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**  The denominator is based on 311,626,205 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott International, Inc.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 4 of 21 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	6,560,701*
	8	SHARED VOTING POWER	40,909,978**
	9	SOLE DISPOSITIVE POWER	6,560,701*
	10	SHARED DISPOSITIVE POWER	40,909,978**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,470,679***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%****
14	TYPE OF REPORTING PERSON		IN

* Consists of the following: (a) 4,019,297 shares held directly by J. W. Marriott, Jr.; (b) 595,000 shares held by a grantor retained annuity trust; (c) 1,504,800 shares subject to options to purchase common stock (“Options”) and 144,604 shares subject to stock appreciation rights (“SARs”) currently exercisable or exercisable within 60 days; and (c) 297,000 shares held in J. W. Marriott, Jr.’s 401(k) account.

**  Consists of the following: (a) 4,062,528 shares held by trusts for the benefit of the children of J. W. Marriott, Jr. and the children of Richard E. Marriott, for which J. W. Marriott, Jr. serves as a co-trustee; (b) 8,225,505 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a co-trustee; (c) 5,215,684 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., for which J.W. Marriott, Jr. serves as a co-trustee; (d) 7,923,966 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (e) 2,904,028 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (f) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.;

SCHEDULE 13D/A

CUSIP No. 571903103	Page 5 of 21 Pages

(g) 323,496 shares owned by JWM Associates Limited Partnership, of which J.W. Marriott, Jr. is a general partner; (h) 2,184,754 shares held by four trusts for the benefit of J. W. Marriott, Jr.’s children, for which J.W. Marriott, Jr.’s spouse and an unrelated person serve as co-trustees; (i) 49,575 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (j) 52,872 shares owned by the J. Willard Marriott, Jr. Foundation, for which J.W. Marriott, Jr. serves as a co-trustee; (k) 282,524 shares held by J. W. Marriott, Jr.’s spouse; (l) 43,584 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees; (m) 201,463 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which Stephen Garff Marriott and the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as trustees; and (n) 240,000 shares owned by The JWM Generations Trust, for which J.W. Marriott, Jr.’s spouse serves as a co-trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott and David Sheets Marriott (collectively, the “Individual Reporting Persons”) may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 51,405,823, including 1,711,933 shares of Class A Common Stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on 311,626,205 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott International, Inc., and 1,649,404 shares subject to Options and SARs exercisable within 60 days.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 6 of 21 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John W. Marriott III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	662,581*
	8	SHARED VOTING POWER	21,147,321**
	9	SOLE DISPOSITIVE POWER	662,581*
	10	SHARED DISPOSITIVE POWER	21,147,321**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,809,902***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%****
14	TYPE OF REPORTING PERSON		IN

* Consists of the following: (a) 643,369 shares held directly by John W. Marriott III; (b) 7,712 director shares currently exercisable or exercisable within 60 days; and (c) 11,500 shares in John W. Marriott III’s 401(k) account.

**  Consists of the following: (a) 7,923,966 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (b) 2,904,028 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (d) 49,575 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (e) 31,550 shares owned by the spouse of John W. Marriott III; (f) 179,166 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III, his spouse and Deborah Marriott Harrison serve as trustees; (g) 75,000 shares owned by a trust for the benefit of John W. Marriott III’s descendants, for which John W. Marriott III, his spouse and David Sheets Marriott serve as trustees; (h) 240,000 shares owned by The JWM Generations Trust for which John W. Marriott III serves as a co-trustee; (i) 71,472 shares owned by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott, his spouse and John W. Marriott III serve as trustees; (j) 142,565 shares owned by a trust for the benefit of David Sheets Marriott’s descendants,

SCHEDULE 13D/A

CUSIP No. 571903103	Page 7 of 21 Pages

for which John W. Marriott III, David Sheets Marriott and his spouse serve as trustees; (k) 290,000 shares owned by a trust for the benefit of Stephen Garff Marriott’s descendants, for which Stephen Garff Marriott’s spouse, John W. Marriott III and an unrelated person serve as trustees; and (l) 40,000 shares held by John W. Marriott III’s children.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 51,405,823, including 1,711,933 shares of Class A Common Stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on 311,626,205 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott International, Inc., and 7,712 director shares exercisable within 60 days.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 8 of 21 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	259,320*
	8	SHARED VOTING POWER	21,105,453**
	9	SOLE DISPOSITIVE POWER	259,320*
	10	SHARED DISPOSITIVE POWER	21,105,453**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,364,773***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%****
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 6,820 shares held directly by Deborah Marriott Harrison; and (b) 252,500 shares held by a grantor retained annuity trust.

**  Consists of the following: (a) 7,923,966 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (b) 2,904,028 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (d) 63,676 shares owned by the spouse of Deborah Marriott Harrison; (e) 6,420 shares held by two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison, her spouse and another individual serve as trustees; (f) 181,995 shares held in seven trusts for the benefit of Deborah Marriott Harrison’s children, for which Deborah Marriott Harrison, her spouse and another individual serve as trustees; (g) 160,045 shares held by two limited liability companies for which Deborah Marriott Harrison, her spouse and another individual serve as managers; (h) 240,000 shares owned by The JWM Generations Trust for which Deborah Marriott Harrison serves as a co-trustee; (i) 17,683 shares subject to Options and SARs held by Deborah Marriott Harrison’s spouse currently exercisable or exercisable within 60 days; (j) 179,166 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III, his spouse and Deborah Marriott Harrison serve as trustees; (k) 209,210 shares held by a trust

SCHEDULE 13D/A

CUSIP No. 571903103	Page 9 of 21 Pages

for the benefit of Deborah Marriott Harrison’s descendants, for which Deborah Marriott Harrison, her spouse and another individual serve as trustees; and (l) 19,265 shares held jointly by Deborah Marriott Harrison and her spouse. Mrs. Harrison disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 51,405,823, including 1,711,933 shares of Class A Common Stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on 311,626,205 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott International, Inc., and 17,683 shares subject to Options and SARs exercisable within 60 days.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 10 of 21 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen Garff Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	785,494*
	8	SHARED VOTING POWER	29,072,247**
	9	SOLE DISPOSITIVE POWER	785,494*
	10	SHARED DISPOSITIVE POWER	29,072,247**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,857,741***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%****
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 761,057 shares held directly Stephen Garff Marriott; and (b) 24,437 shares subject to Options and SARs currently exercisable or exercisable within 60 days.

** Consists of the following: (a) 7,923,966 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (b) 2,904,028 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (d) 43,702 shares held by the spouse of Stephen Garff Marriott; (e) 43,584 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as trustees; (f) 201,463 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which Stephen Garff Marriott, his spouse and the spouse of J.W. Marriott, Jr. serve as trustees; (g) 8,225,505 shares owned by The J. Willard and Alice S. Marriott Foundation, for which Stephen Garff Marriott serves as a co-trustee; (h) 290,000 shares owned by a trust for the benefit of Stephen Garff Marriott’s descendants for which Stephen Garff Marriott’s spouse, John W. Marriott III and another individual serve as trustees; and (i) 240,000 shares owned by The JWM Generations Trust for which Stephen Garff Marriott serves as a co-trustee.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 11 of 21 Pages

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 51,405,823, including 1,711,933 shares of Class A Common Stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on 311,626,205 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott International, Inc., and 24,437 shares subject to Options and SARS exercisable within 60 days.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 12 of 21 Pages

1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David Sheets Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	664,071*
	8	SHARED VOTING POWER	20,572,448**
	9	SOLE DISPOSITIVE POWER	664,071*
	10	SHARED DISPOSITIVE POWER	20,572,448**
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,236,519***
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%****
14	TYPE OF REPORTING PERSON		IN

*  Consists of the following: (a) 651,374 shares held directly David Sheets Marriott; and (b) 12,697 shares subject to Options and SARs currently exercisable or exercisable within 60 days.

** Consists of the following: (a) 7,923,966 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (b) 2,904,028 shares owned by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 9,199,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (d) 15,418 shares held by the spouse of David Sheets Marriott; (e) 71,472 shares owned by four trusts for the benefit of David Sheets Marriott’s children, for which David Sheets Marriott, his spouse and John W. Marriott III serve as trustees; (f) 142,565 shares owned by a trust for the benefit of David Sheets Marriott’s descendants, for which David Sheets Marriott, his spouse and John W. Marriott III serve as trustees; (g) 240,000 shares owned by The JWM Generations Trust for which David Sheets Marriott serves as a co-trustee; and (h) 75,000 shares owned by a trust for the benefit of John W. Marriott III’s descendants, for which John W. Marriott III, his spouse and David Sheets Marriott serve as trustees.  Mr. Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.

SCHEDULE 13D/A

CUSIP No. 571903103	Page 13 of 21 Pages

***  The Individual Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore each Individual Reporting Person may be deemed to beneficially own the shares held by all other Individual Reporting Persons.  The aggregate number of shares beneficially owned by all of the Individual Reporting Persons is 51,405,823, including 1,711,933 shares of Class A Common Stock issuable upon the exercise of director shares, Options and SARs that are exercisable within 60 days.

****  The denominator is based on 311,626,205 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott International, Inc., and 12,697 shares subject to Options and SARs exercisable within 60 days.

Schedule 13D/A Marriott International, Inc.	Page 14 of 21 Pages

This Amendment to Schedule 13D (this “Amendment”) is being filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott, David Sheets Marriott (collectively, the “Individual Reporting Persons”), JWM Family Enterprises, Inc. (“Family Corp”) and JWM Family Enterprises, L.P. (“Family L.P.” and collectively with the Individual Reporting Persons and Family Corp, the “Reporting Persons”).  This Amendment amends and, to the extent inconsistent with, supersedes the Schedule 13D filed by the Reporting Persons on May 26, 2006 (the “Original 13D”).

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a)           See Items 7, 9 and 13 of the cover pages to this Amendment and the footnotes thereto, which Items and footnotes are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Marriott International, Inc. (the “Issuer”) beneficially owned by each of the Reporting Persons.

(b)           See Items 8 and 10 of the cover pages to this Amendment and the footnotes thereto, which Items and footnotes are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

The percentage of the Class A Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) 311,626,205 shares of Class A Common Stock outstanding as of December 31, 2012, as reported by the transfer agent for Marriott International, Inc. and (ii) the number of shares of Class A Common Stock issuable upon the exercise of director shares, stock options and stock appreciation rights to acquire Class A Common Stock beneficially owned by such Reporting Person(s) that are currently exercisable or exercisable within 60 days of  February 15, 2013.

Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by such Reporting Person.

(c)           The Reporting Persons have not purchased or sold any shares of Class A Common Stock in the 60-day period ended March 13, 2013.  However, on February 15, 2013, J.W. Marriott, Jr., Deborah Marriott Harrison and her spouse, Stephen Garff Marriott and David S. Marriott each received shares of Class A Common Stock upon the vesting of restricted stock units, and the Issuer withheld a portion of such shares as payment of taxes due.  The withholding was reported on Forms 4 filed on February 20, 2013.  In addition, on February 22, 2013, Deborah Marriott Harrison and her spouse, Stephen Garff Marriott and David S. Marriott each received a grant of restricted stock units.  The grants were reported on Forms 4 filed on February 26, 2013.

(d)           Other than as described on the cover pages of this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

(e)           Not applicable.

Schedule 13D/A Marriott International, Inc.	Page 15 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 03/13/13	By:	/s/ J.W. Marriott, Jr.
J.W. Marriott, Jr.

Schedule 13D/A Marriott International, Inc.	Page 16 of 21 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 03/13/13	By:	/s/ Deborah Marriott Harrison
Deborah Marriott Harrison

Schedule 13D/A Marriott International, Inc.	Page 17 of 21 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 03/13/13	By:	/s/ Stephen Garff Marriott
Stephen Garff Marriott

Schedule 13D/A Marriott International, Inc.	Page 18 of 21 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 03/13/13	By:	/s/ John W. Marriott III
John W. Marriott III

Schedule 13D/A Marriott International, Inc.	Page 19 of 21 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 03/13/13	By:	/s/ David Sheets Marriott
David Sheets Marriott

Schedule 13D/A Marriott International, Inc.	Page 20 of 21 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, Inc.

Date: 03/13/13	By:	/s/ John W. Marriott III
Name: John W. Marriott III
Title: Chief Executive Officer

Schedule 13D/A Marriott International, Inc.	Page 21 of 21 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, Inc. By: JWM Family Enterprises, Inc., its General Partner

Date: 03/13/13	By:	/s/ John W. Marriott III
Name: John W. Marriott III
Title: Chief Executive Officer